SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer


ambev
2Q23 Earnings Call
August 3rd, 2023

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the second quarter of 2023 (2Q23). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the second quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the second quarter of 2022 (2Q22). Values in this release may not add up due to rounding.

Q2: a consistent quarter

2Q23 (org vs LY)	
Net Revenue	+20%
Norm. EBITDA	+34% +20% ex-ARG
Gross Margin	+170 bps
EBITDA Margin	+300 bps
Cash Flow from Operating Activities	+R$1.2b (nominal)

1H23 (org vs LY)	
Net Revenue	+23%
Norm. EBITDA	+37% +18% ex-ARG
Gross Margin	+230bps
EBITDA Margin	+310bps
Cash Flow from Operating Activities	+R$118m (nominal)

Beer

vs LY (org)

Volume	-2.5%
NR/hl	+12.9%
EBITDA	+29.7%
EBITDA Mg%	+400bps


SPATEN
SPATEN
PURO MALTE
SPATEN


BRAH

Beer

vs LY (org)

Premium volume	~+35%
Brand health	↑
# of fans	↑
13 awards	CANNES LIONS

NAB

vs LY (org)

Volume	-2.2%
NR/hl	+10.0%
EBITDA	+24.9%
EBITDA Mg%	+310bps


pepsi
BLACK
CHAMPIONS LEAGUE
350 ml


AUTÉNTICO ORGULLO DOMINICANO
Presidente
CERVEZA TIPO
PILSENER

CAC

vs LY (org)

Volume	-2.8%
NR/hl	+7.7%
EBITDA	+7.9%
EBITDA Mg%	+100bps

LAS

vs LY (org)

Volume	+0.6%
NR/hl	+81.1%
EBITDA	+109.8%
EBITDA Mg%	+380bps


Corona
Extra
MADE IN MEXICO
BEER
Brewed and bottled by
CERVECERIA MODELO, S.A.
MEXICO, D.F.


Michelob
ULTRA
SUPERIOR LIGHT BEER

CANADA

vs LY (org)	
Volume	-6.2%
NR/hl	+6.6%
EBITDA	+4.1%
EBITDA Mg%	+120bps

Historical Norm. EBITDA since 2019



-11.1%
(org)
+10.9%
(org)
+17.1%
(org)
21.1
21.6
22.9
23.8
2019
2020
2021
2022

Normalized Profit



R$ billions
Excluding tax credits and
related effects +18% YoY
-13.1%
3.1
-0.3
-0.3
-0.6
0.7
0.1
2.7
Normalized Profit 2Q22
EBITDA
D&A
Financial Results
Income Taxes
Non Recurring Items
Normalized Profit 2Q23

Cash Flow from Operating Activities


R$ billions
2.2
-0.3
2.2
4.1
-0.6
-0.1
3.4
2Q22
Before chg in Working Capital
Chg Working Capital
Cash Generated from Operations
Income Tax and Social Cont.
Others
2Q23

Working Capital

2Q23 vs LY

+R$ 925m	Receivables
+R$ 1.3b	Inventories
+R$ 41m	Payables

Historical trends

	Days of sales outstanding
	Days of inventories outstanding
~130 days	Days of payables outstanding

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